Mail Stop 4561

February 16, 2007

Mr. James A. Thomas
Chairman of the Board, President, and Chief Executive Officer
Thomas Properties Group, Inc.
515 South Flower Street
Sixth Floor
Los Angeles, California   90071

> **Re: Thomas Properties Group, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-50854**

Dear Mr. Thomas:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant
Chief Accountant